SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Leste Celular Participações S.A.—Relevant Fact—Modification of the Company’s by-laws.”

TELE LESTE CELULAR PARTICIPAÇÕES S. A.
Relevant Fact—Modification of the Company’s by-laws

December 30, 2002 (01 page)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telebahiacelular.com.br

(Salvador - Brazil), (December 30, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) in accordance with CVM Instruction # 358 from January 03, 2002, announces that the Extraordinary General Shareholders Meeting, held on December 30, 2002, approved the modification of the heading of the article 8 of the Company’s by-laws, in order to adapt them to Law # 10303/01. Said article will now have the following wording: “Art. 8 Preferred shares have no voting rights, except in the cases provided for in Articles 10 below, and are assured priority: (i) for reimbursement of capital, with no premium, and (ii) for payment of minimum dividends, non accumulative, of 6% (six per cent) per year of the resulting value by dividing the subscribed capital by the total number of shares of the Company, or a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share, choosing the highest value.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date:	December 30, 2002	By:	/s/ Charles E. Allen
			Name:	Charles E. Allen
			Title:	Investor Relations Director